For the fiscal year ended (a) 4/30/97
File number (c) 811-7167

                          SUB-ITEM 77D
          Policies With Respect to Security Investments

     At  a  meeting of the Board of Directors  held  on
February   21,   1997,  the  Directors   approved   and
authorized a change in investment policy permitting the Fund to hold up to 15% of its net assets in repurchase agreements which have a maturity of longer than 7 days or in other illiquid securities; and authorized a corresponding change to the Fund's Procedures for Determining the Liquidity of Securities having Legal or Contractual Restrictions on Resale, as applicable.